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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TUCOWS INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
898697107
(CUSIP Number)
RAWLEIGH RALLS
LACUNA, LLC
1100 SPRUCE STREET, SUITE 202
BOULDER, COLORADO 80302
TELEPHONE: (303) 447-1708
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
AUGUST 15, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Lacuna Venture Fund LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,000,000 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,000,000 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,000,000 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.41%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Amendment No. 1 to Schedule 13G is filed by Lacuna Venture Fund LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC" and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the "Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 1 to Schedule 13G.
(2) These shares are held directly by Lacuna Venture. Lacuna LLC serves as the sole general partner of Lacuna Ventures GP, which serves as the sole general partner of Lacuna Venture. Neither Lacuna Ventures GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Ventures GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 73,923,542 shares of the Issuer’s common stock outstanding as of June 30, 2008, as reported in the Issuer's Form 10-Q for the period ended June 30, 2008, filed with the Securities and Exchange Commission on August 14, 2008.

1	NAMES OF REPORTING PERSONS Lacuna Hedge Fund LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,704,845 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,704,845 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,704,845 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.07%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Amendment No. 1 to Schedule 13G is filed by Lacuna Venture Fund LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC" and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the "Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 1 to Schedule 13G.
(2) These shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 73,923,542 shares of the Issuer’s common stock outstanding as of June 30, 2008, as reported in the Issuer's Form 10-Q for the period ended June 30, 2008, filed with the Securities and Exchange Commission on August 14, 2008.

1	NAMES OF REPORTING PERSONS Lacuna Ventures GP LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,000,000 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		4,000,000 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,000,000 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.41%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Amendment No. 1 to Schedule 13G is filed by Lacuna Venture Fund LLLP (“Lacuna Venture”), Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Ventures GP LLLP (“Lacuna Ventures GP”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC" and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the "Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 1 to Schedule 13G.
(2) These shares are held directly by Lacuna Venture. Lacuna LLC serves as the sole general partner of Lacuna Ventures GP, which serves as the sole general partner of Lacuna Venture. Neither Lacuna Ventures GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Ventures GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 73,923,542 shares of the Issuer's common stock outstanding as of June 30, 2008, as reported in the Issuer's Form 10-Q for the period ended June 30, 2008, filed with the Securities and Exchange Commission on August 14, 2008.

1	NAMES OF REPORTING PERSONS Lacuna Hedge GP LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,704,845 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,704,845 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,704,845 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.07%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Amendment No. 1 to Schedule 13G is filed by Lacuna Venture Fund LLLP ("Lacuna Venture"), Lacuna Hedge Fund LLLP ("Lacuna Hedge"), Lacuna Ventures GP LLLP ("Lacuna Ventures GP"), Lacuna Hedge GP LLLP ("Lacuna Hedge GP"), and Lacuna, LLC ("Lacuna LLC" and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the "Lacuna Entities"). The Lacuna Entities expressly disclaim status as a "group" for purposes of this Amendment No. 1 to Schedule 13G.
(2) These shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 73,923,542 shares of the Issuer's common stock outstanding as of June 30, 2008, as reported in the Issuer's Form 10-Q for the period ended June 30, 2008, filed with the Securities and Exchange Commission on August 14, 2008.

1	NAMES OF REPORTING PERSONS Lacuna, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,704,845 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		10,704,845 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,704,845 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	14.48%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) This Amendment No. 1 to Schedule 13G is filed by Lacuna Venture Fund LLLP ("Lacuna Venture"), Lacuna Hedge Fund LLLP ("Lacuna Hedge"), Lacuna Ventures GP LLLP ("Lacuna Ventures GP"), Lacuna Hedge GP LLLP ("Lacuna Hedge GP"), and Lacuna, LLC ("Lacuna LLC" and, together with Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP, the "Lacuna Entities"). The Lacuna Entities expressly disclaim status as a "group" for purposes of this Amendment No. 1 to Schedule 13G.
(2) Of these shares, 4,000,000 are held directly by Lacuna Venture and 6,704,845 are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of each of Lacuna Ventures GP and Lacuna Hedge GP. Lacuna Ventures GP serves as the sole general partner of Lacuna Venture and Lacuna Hedge GP serves as the sole general partner of Lacuna Hedge. Neither Lacuna Ventures GP, Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Ventures GP, Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture and Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 73,923,542 shares of the Issuer's common stock outstanding as of June 30, 2008, as reported in the Issuer's Form 10-Q for the period ended June 30, 2008, filed with the Securities and Exchange Commission on August 14, 2008.

Item 1(a) Name of Issuer
Tucows Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices
96 Mowat Avenue
Toronto, Ontario M6K 3MI, Canada
Item 2(a) Name of Person Filing
Lacuna Venture Fund LLLP (“Lacuna Venture”)
Lacuna Hedge Fund LLLP (“Lacuna Hedge”)
Lacuna Ventures GP LLLP (“Lacuna Ventures GP”)
Lacuna Hedge GP LLLP (“Lacuna Hedge GP”)
Lacuna, LLC (“Lacuna LLC”)
Item 2(b) Address of Principal Business Office or, if none, Residence
c/o Lacuna, LLC
1100 Spruce Street, Suite 202
Boulder, Colorado 80302
Item 2(c) Citizenship
Lacuna Venture, Lacuna Hedge, Lacuna Ventures GP and Lacuna Hedge GP are Delaware limited liability limited partnerships. Lacuna LLC is a Delaware limited liability company.
Item 2(d) Title of Class of Securities
Common Stock
Item 2(e) CUSIP Number
898697107
Item 3 Not applicable.
Item 4 Ownership

	Shares	Sole	Shared	Sole	Shared
	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage of
Lacuna Entity	Directly	Power	Power (1)	Power	Power (1)	Ownership (1)	Class (2)

Lacuna Venture Fund LLLP	4,000,000	0	4,000,000	0	4,000,000	4,000,000	5.41%

Lacuna Ventures GP LLLP	0	0	4,000,000	0	4,000,000	4,000,000	5.41%

Lacuna Hedge Fund LLLP	6,704,845	0	6,704,845	0	6,704,845	6,704,845	9.07%

Lacuna Hedge GP LLLP	0	0	6,704,845	0	6,704,845	6,704,845	9.07%

Lacuna, LLC	0	0	10,704,845	0	10,704,845	10,704,845	14.48%

(1)
Of these shares, 4,000,000 are held directly by Lacuna Venture and 6,704,845 are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of each of Lacuna Ventures GP and Lacuna Hedge GP. Lacuna Ventures GP serves as the sole general partner of Lacuna Venture and Lacuna Hedge GP serves as the sole general partner of Lacuna Hedge. Neither Lacuna Ventures GP, Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Ventures GP, Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture and Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.

(2)
This percentage is calculated based upon 73,923,542 shares of the Issuer’s common stock outstanding as of June 30, 2008, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2008, filed with the Securities and Exchange Commission on August 14, 2008.

Item 5 Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6 Ownership of More than Five Percent of Another Person
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8 Identification and Classification of Members of the Group
Not applicable.
Item 9 Notice of Dissolution of Group
Not applicable.
Item 10 Certification
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
EXECUTED this 21st day of August, 2008.

LACUNA VENTURE FUND LLLP

By:	Lacuna Ventures GP LLLP, its general partner
By:	Lacuna, LLC, its general partner

	By:	/s/ Wink Jones

Wink Jones, Managing Director

LACUNA VENTURES GP LLLP

By:	Lacuna, LLC, its general partner

	By:	/s/ Wink Jones

Wink Jones, Managing Director

LACUNA HEDGE FUND LLLP

By:	Lacuna Hedge GP LLLP, its general partner
By:	Lacuna, LLC, its general partner

	By:	/s/ Wink Jones

Wink Jones, Managing Director

LACUNA HEDGE GP LLLP

By:	Lacuna, LLC, its general partner

	By:	/s/ Wink Jones

Wink Jones, Managing Director

LACUNA, LLC

	By:	/s/ Wink Jones

Wink Jones, Managing Director

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Lacuna Venture Fund LLLP, Lacuna Ventures GP LLLP, Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP and Lacuna, LLC.